EXHIBIT 99

[inTEST News Release Letterhead]

inTEST CORPORATION ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

CHERRY HILL, NEW JERSEY - April 18, 2001... inTEST Corporation (NASDAQ:INTT) today announced its financial results for the quarter ended March 31, 2001. Net revenues for the quarter were $20.1 million, a 7% decrease from the quarter ended December 31, 2000. Net earnings for the quarter were $858,000 or $.10 per diluted share, up from $473,000 or $.06 per diluted share for the quarter ended December 31, 2000. Orders for the Company's products for the quarter ended March 31, 2001 were $20.8 million, a decrease of 10% from the quarter ended December 31, 2000.

Robert E. Matthiessen, President and CEO said, "We are continuing to feel the impact of the slowdown in the semiconductor industry on both our net revenues and bookings. While our view of this downturn is not substantially different from the consensus, we cannot say with any certainty when it will end. Therefore, as previously disclosed, we have implemented internal financial cost controls across all divisions and subsidiaries, and are increasing our emphasis on product and customer development to position us for the upturn when it occurs. We will continue to closely manage all aspects of our business to meet our short-term performance goals, and are also evaluating longer-term strategies to meet our future growth objectives."

Hugh T. Regan, Jr., Treasurer and CFO added, "With the current weakness experienced in the semiconductor capital equipment market over the last quarter, management is revising its guidance for the quarter ending June 30, 2001 downward to reflect these conditions, and believes that net revenues will range from $15.0 to $16.0 million and that diluted earnings per share will be breakeven for the second quarter of 2001.

inTEST Corporation (www.intest.com) is a leading independent designer, manufacturer and marketer of manipulator and docking hardware products, temperature management systems and customized interface solutions that are used by semiconductor manufacturers to perform final testing of integrated circuits and wafer products. Headquartered in Cherry Hill, New Jersey, inTEST has manufacturing facilities in New Jersey, Massachusetts, California, the UK and Singapore. In addition, inTEST also has offices in Japan and Germany, which provide design, sales, service and support, with additional support personnel in Arizona and Texas.

The statements by Messrs. Matthiessen and Regan are forward-looking statements that are based upon management's current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. In addition to the factors discussed above, such risks and uncertainties include, but are not limited to, changes in business conditions and the economy, generally; a decline in the demand for integrated circuits; changes in rates of, and timing of, capital expenditures by semiconductor manufacturers; progress of product development programs; increases in raw material and fabrication costs associated with our products; costs associated with, and progress in, the integration of acquired operations; and other risk factors set forth from time to time in our SEC filings including, but not limited to, our report on Form 10-K for the year ended December 31, 2000.

As previously announced, there will be a conference call hosted by management on Wednesday, April 18, 2001 at 9:00 a.m. EST. This call will be broadcast live on the Internet and can be accessed through www.vcal.com. It is recommended that participants register at least 10 minutes prior to the broadcast. The call will be archived for 30 days.

SELECTED FINANCIAL DATA
(in thousands, except per share data)

Consolidated Statement of Earnings Data:

                                                                  Three Months Ended
                                                                       March 31,
                                                                  ------------------
                                                                    2000       1999
                                                                  -------    -------

Net revenues                                                      $20,105    $20,254
Gross margin                                                        7,963      9,975
Operating expenses:
   Selling expense                                                  2,869      2,318
   Engineering and product development expense                      1,677      1,450
   General and administrative expense                               2,134      1,473
   Merger-related costs                                                 -      2,557
Operating income                                                    1,283      2,177
Other income                                                          158        100
Income tax expense                                                    583      1,799
Net earnings                                                          858        478

Net earnings per share -basic                                       $0.10      $0.06
Weighted average shares outstanding - basic                         8,252      8,137

Net earnings per share - diluted                                    $0.10      $0.06
Weighted average shares outstanding - diluted                       8,411      8,466

Consolidated Balance Sheet Data:

                                                                    As of:
                                                             --------------------
                                                             3/31/01     12/31/00
                                                             -------     --------

Cash and cash equivalents                                    $ 5,788      $ 5,680
Trade accounts and notes receivable, net                      12,371       14,752
Inventories                                                   13,224       12,559
Total current assets                                          33,230       34,899
Net property and equipment                                     5,991        5,087
Total assets                                                  45,631       46,529
Accounts payable                                               3,630        4,563
Accrued expenses                                               2,487        3,568
Total current liabilities                                      6,207        8,131
Non-current liabilities                                          364            -
Total stockholders' equity                                    39,060       38,398